Exhibit 99.3

MANAGEMENT
DISCUSSION & ANALYSIS

For the year ended December 31, 2024

TABLE OF CONTENTS

TABLE OF CONTENTS1

PREAMBLE3

PERIOD COVERED3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS3

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS4

MARKET AND INDUSTRY DATA5

THE COMPANY5

CORPORATE STRUCTURE5

VALUE PROPOSITION6

HIGHLIGHTS6

BUSINESS LINES7

Projects Overview8

MATAWINIE MINE PROJECT9

Mineral Resource and Reserve10

Matawinie Mine Demonstration Plant (Phase 1)10

Matawinie Mine (Phase 2)11

Bécancour Battery Material Plant Project12

Battery Material Demonstration Plants (Phase 1)13

Bécancour Battery Material Plant (Phase 2)13

UATNAN MINING PROJECT14

Property and Mineral Resources14

Uatnan Mining Project (Phase 3)15

COMMERCIAL STRATEGY15

SALES16

Commercial Agreements16

Business Development17

PARTNERSHIPS, RESEARCH AND DEVELOPMENT17

MARKET UPDATE17

RESPONSIBILITIES19

HUMAN CAPITAL20

Health & Safety20

Employment, Diversity, Equity & Inclusion20

Training20

ENVIRONMENT20

Responsible Mining21

Sustainable Production21

Carbon Neutrality21

SOCIAL21

Indigenous Relations22

GOVERNANCE23

LEADERSHIP23

RISKS24

FINANCING24

Management Discussion and Analysis	1

Project Financing25

Listing25

QUARTERLY RESULTS26

FOURTH QUARTER RESULTS27

ANNUAL FINANCIAL INFORMATION27

SELECTED ANNUAL INFORMATION27

MINING PROJECTS EXPENSES28

BATTERY MATERIAL PLANT PROJECT EXPENSES29

GENERAL AND ADMINISTRATIVE EXPENSES30

NET FINANCIAL COSTS30

LIQUIDITY AND FUNDING31

OPERATING ACTIVITIES31

INVESTING ACTIVITIES32

FINANCING ACTIVITIES32

ADDITIONAL INFORMATION32

RELATED PARTY TRANSACTIONS32

OFF-BALANCE SHEET TRANSACTIONS33

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS33

CHANGE IN ACCOUNTING POLICY33

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT33

CONTRACTUAL OBLIGATIONS AND COMMITMENTS33

CAPITAL STRUCTURE33

SUBSEQUENT EVENTS TO DECEMBER 31, 202433

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING33

Disclosure Controls and Procedures33

Internal Control over Financial Reporting34

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE34

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated March 31, 2025, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2024, and December 31, 2023, and related notes included therein. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”), as published by the International Accounting Standards Board (“IASB”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the year ended December 31, 2024, with additional information up to March 31, 2025.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of  the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would”  or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project (as defined herein), and the Bécancour Battery Material Plant Project (as defined herein), the intended operation and performance of the purification demonstration plant, shaping demonstration plant, coating demonstration plant and the concentrator demonstration plant, the anticipated decommissioning of the purification demonstration plant, the intended execution strategy of the Company’s projected development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, the possibility that the powerline may or may not be operational in due time for the Matawinie Mine Project commissioning phase, the intended development of the Uatnan Mining Project (as defined herein), the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, on favorable terms for the the completion of the FID (as defined herein), the Company’s development activities and production plans, including the operation of the shaping demonstration plant, the purification demonstration plant, the coating demonstration plant and the concentrator demonstration plant, the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the execution of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company’s ability to provide high-performing and reliable advanced materials while promoting sustainability and supply chain traceability, including the Company’s green and sustainable lithium-ion active anode material initiatives, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World,, the Company’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for electric vehicles and energy storage solutions, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the Updated Feasibility Study, preliminary

Management Discussion and Analysis	3

economic assessment for the Uatnan Mining Project and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables; competition and market risks; pricing pressures; other risks of the mining industry,  and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this MD&A, are still in the early stages and may not materialize; business continuity and crisis management; political instability and international conflicts; and such other assumptions and factors as set out herein and in this MD&A, and additionally, such other factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company can be found in the most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca), under the Company’s issuer profile.

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, geo, President and CEO of NMG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects”, effective March 25, 2025, and available on SEDAR+ and EDGAR (the “Updated Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project”, effective January 10, 2023, and available on SEDAR+ and EDGAR (the “2023 PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with NI 43-101 and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure

Management Discussion and Analysis	4

requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the prospect of material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NOU on the Toronto Stock Exchange (“TSX”) and NMG on the New York Stock Exchange (“NYSE”).

The Company’s consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of IFRS Accounting Standards applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be

Management Discussion and Analysis	5

able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral active anode material to power electric vehicles (“EV”) and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With recognized ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a decarbonized and just future through sustainable graphite-based solutions.
Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.
Values	Caring, responsibility, openness, integrity, and entrepreneurial spirit.

Based in Québec, Canada, the Company’s activities are focused on the planned Matawinie graphite mine and concentrator (the “Matawinie Mine”) and the planned commercial value-added graphite processing plant (the “Bécancour Battery Material Plant”), both of which are progressing concurrently towards commercial operations. NMG is also planning the development of the Uatnan mining project (the “Uatnan Mining Project”) as a subsequent expansion phase. Underpinning these projects are NMG’s Matawinie and Lac Guéret graphite deposits, its technology portfolio, and clean hydroelectricity to power its operations. The Company is developing what is projected to be one of the largest fully integrated natural graphite productions in North America.

HIGHLIGHTS

»	Issuance of the Updated Feasibility Study for the Matawinie Mine and the Bécancour Battery Material Plant Projects that reflects advancement in engineering and project design, and updated financial parameters; Phase 2 now progressing toward FID.
»	NMG entering its project financing stage in preparation for FID; having received approximately $1.6 billion in expressions of interest from potential lenders, Anchor Customers and institutional equity investors.
»	As the Company progresses toward FID, the Company and its Anchor Customers are working collaboratively to reach agreement on outstanding conditions precedent, including an updated project timeline, necessary to secure the purchase obligations under the offtake agreements and the related funding obligations by such Anchor Customers.
»	Engineering advancement supports the preparation of purchase orders for vendor engineering and long-lead items.
»	Following preparatory works, Phase-2 sites are ready for the start of construction, upon a positive FID, project financing, and construction authorizations. Preparation is well advanced via the execution plan, detailed construction sequence and schedule, contracting strategy, as well as health and safety, environment, and quality programs.

Management Discussion and Analysis	6

»	Change to the prevalent purification technology for the Phase-2 Bécancour Battery Material Plant following testing and trade-off analyses, enabling a reduction of technology risks.
»	NMG signed an impact and benefit agreement with the Atikamekw First Nation of Manawan, securing consent for the Matawinie Mine Project and ensuring environmental participation, training, employment, business opportunities, cultural recognition, as well as financial benefit sharing.
»	Equity investments totalling US$100,000 in 2024 by Panasonic, GM, CGF and IQ, in addition to aggregate US$37,500 private placements by strategic partner Mitsui & Co., Ltd. (“Mitsui”) and long-time investor Pallinghurst Bond Limited (“Pallinghurst”) to surrender and cancel their convertible notes.
»	Uplisting to the TSX upon having met the necessary listing requirements.
»	Growth in the energy storage sector of 111% year-over-year and 25% in the global EV market (Rho Motion, January 2025), with a record 1.3 million EVs sold in the U.S. (Bloomberg, January 2025). Despite oversupply pressures in 2024, graphite demand is projected to grow rapidly, with North America and Europe expected to see over 300% growth in the next decade as their economies strive to decouple supply chains from China (Benchmark Mineral Intelligence, February 2024).
»	Continued focus on the safe and responsible conduct of operational and construction activities; year-end total recordable injury frequency rate (“TRIFR”) rate of 1.78 at the Company’s facilities (severity rate at 2.67) and 0 at worksites, no major environmental incidents, and carbon-neutral year-end balance through reduction efforts and verified offsetting via 583 certified carbon credits.
»	Period-end cash position of $106,296.

BUSINESS LINES

Striving to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced processing. NMG is extracting and refining natural flake graphite to produce active anode material in its demonstration plants, an essential component in lithium-ion batteries used in EVs, energy storage solutions, and consumer technology applications.

The Company is carrying out a phased-development plan for its Matawinie Mine and Bécancour Battery Material Plant (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Bécancour Battery Material Plant Project”) to derisk its projects and advance towards FID in view of commercial operations. To support growth and customers’ demand beyond its Phase 2, the Company is planning the development of the Uatnan Mining Project targeted as NMG’s Phase-3 expansion.

Management Discussion and Analysis	7

Projects Overview

Matawinie Mine Project

To support the development of the Matawinie Mine, NMG plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of its Anchor Customers using its Phase-1 demonstration plant; advance detailed engineering, construction planning, and procurement activities; and finalize the project financing with the various financial stakeholders engaged in the project to reach FID and launch construction of the Phase 2.

A positive FID is dependent on the financing structure in light of the Updated Feasibility Study, updated financial model, the conclusions of the due diligence processes and negotiations with the various financial stakeholders, including the completion of the conditions precedent and the project-related agreements with the Anchor Customers.

Phase 1 – Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications.
Phase 2 – Matawinie Mine

Mining decree obtained.

Some groundworks completed; concrete-ready in preparation for launch of construction upon a positive FID.

Completion and issuance of the Updated Feasibility Study reflecting advancement in engineering, technological development, project optimizations, and the financial model.

Detailed engineering, construction planning, and procurement strategy advancing in parallel to project financing.

Management Discussion and Analysis	8

Bécancour Battery Material Plant Project

To support the development of the Bécancour Battery Material Plant, NMG plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of its Anchor Customers using its Phase-1 demonstration plants; refine environmental performance and operational parameters of the chemical purification technology; advance detailed engineering, construction planning, and procurement activities; and finalize the project financing with the various financial stakeholders engaged in the project to reach FID and launch construction of the Phase 2.

A positive FID is dependent on the financing structure in light of the Updated Feasibility Study, updated financial model, the conclusions of the due diligence processes and negotiations with the various financial stakeholders, including the completion of the conditions precedent and the project-related agreements with the Anchor Customers.

Phase 1 – Battery Material Demonstration Plants
Shaping Demonstration Plant	In operation to support product sampling and qualification.
Purification Demonstration Plant	Tests completed at facility in light of technology change.
Coating Demonstration Plant	In operation to support product sampling and qualification.
Phase 2 – Bécancour Battery Material Plant

Completion and issuance of the Updated Feasibility Study reflecting advancement in engineering, technological development, project optimizations, and the financial model.

Preliminary works initiated at the site. Engineering, construction planning, and procurement strategy advancing diligently in parallel to project financing.

Uatnan Mining Project

To support the advancement of the Uatnan Mining Project, NMG plans to continue engaging with the Innu First Nation of Pessamit to establish a collaboration model in view of advancing a feasibility study along with an environmental and social impact assessment. Additional funding will be required to support this development. The Company also aims at formalizing commercial engagement for this contemplated production.

The development of the project leading to governmental authorizations is dependent on positive studies results, successful public consultation and First Nation engagement, favorable market demand, and commercial interest.

Phase 3 – Uatnan Mining Project	Preliminary economic assessment (“2023 PEA”) completed; detailed work plan for subsequent studies ready for deployment. Assessment of potential sites for processing plants initiated.

MATAWINIE MINE PROJECT

The Matawinie graphite property includes 176 exclusive exploration rights covering 9,264 hectares (“ha”) as of the date of this MD&A, in which the Company owns a 100% interest. The Tony Block, or mining property, part of the Matawinie graphite property, is composed of 159 exclusive exploration rights totaling 8,266 hectares. The Tony Claim Block is located approximately 120 km as the crow flies north of Montréal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via the dedicated access road connecting to the local highway and is close to key infrastructure, including paved roads and high-voltage power lines, and the regional community, which provides a pool of workers and contractors. The project is located in proximity to the Montréal metropolitan area, which also has skilled labor and suppliers of goods and services.

Management Discussion and Analysis	9

Mineral Resource and Reserve

Since the deposit discovery, a comprehensive exploration program identified crystalline flake graphite mineralization, ultimately leading to the definition of Mineral Resources and Reserves.

As presented in the Updated Feasibility Study, the Mineral Resource for the West Zone of the mining property is based on a total of 8,274 assay intervals collected from core drilling and three surface trenches providing 207 channel samples. Proper quality control measures, including the insertion of duplicate, blank, and standard samples, were used throughout the exploration programs and returned within acceptable limits.

Current Pit-Constrained Mineral Resource Estimate for the West Zone

Mineral Resource Category1, [2]	Current Resource (March 25, 2025)[5,6,7]
	Tonnage (Mt)	Grade (% Cg)[3]	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred[4]	23.0	4.28	0.98

1
The Mineral Resources provided in this table were estimated by Yann Camus P.Eng., Qualified Person of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2
Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.
3
All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.
4
Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher Resource category.
5
Current Resources effective March 25, 2025.
6
Mineral Resources are stated at a cut-off grade of 1.78% C(g).
7
Quality control standards used for these Mineral Resources returned within acceptable limits, no significant bias was found.

A combined Mineral Resource of the South-East and South-West zones is also present on the mining property. While these deposits are part of the mining property, they have not been studied to be integrated in the Mineral Reserves or the mine plan.

Matawinie Mineral Reserve for the West Zone

Category	Tonnage (Mt)	Grade (% Cg)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

1
The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.
2
The effective date of the estimate is March 25, 2025.
3
Mineral Reserves were estimated using a graphite concentrate selling price of US$1,334/t, and consider a 2% royalty, and selling costs of US$34.23/t. An average grade of 97% C(t) was considered for the graphite concentrate.
4
A metallurgical recovery of 93% was used.
5
A cut-off grade of 2.20% C(g) was used.
6
The strip ratio for the open pit is 1.16 to 1.
7
The Mineral Reserves are inclusive of mining dilution and ore loss.
8
The reference point for the Mineral Reserves is the primary crusher.
9
Totals may not add due to rounding.

Matawinie Mine Demonstration Plant (Phase 1)

Since 2018, the Company has been operating a concentrator demonstration plant in Saint-Michel-des-Saints to support its business plan, technological development, and commercialization strategy and notably to:

Management Discussion and Analysis	10

»	qualify the Company’s graphite products and establish sales agreements;
»	test and improve processes for commercial operations;
»	test new technologies of tailings management and site restoration; and
»	train employees and promote future employment opportunities to local labor.

Graphite concentrate is produced with ore extracted from the West Zone Deposit of the Matawinie graphite property with grades between 95-98% Cg (as per technical requirements). The production serves as the feedstock for the Company’s Phase-1 battery material demonstration plants and as samples for potential customers interested in flake graphite.

A formal request to authorize an additional 10,000 tpa of bulk ore sampling has been submitted to the government to extend the production of samples at Phase-1 facilities.

Matawinie Mine (Phase 2)

The Company mandated engineering firm BBA Inc. (“BBA”), with the support of various technical consultants, to carry out the Updated Feasibility Study covering the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects. Parameters of the previous 2022 feasibility study were revised to reflect advancement in engineering and project design, and updated financial parameters. Results of the Updated Feasibility Study were published on March 25, 2025. The project is now progressing toward FID (see Financing section for further information).

Project highlights for the Matawinie Mine include:

»	Life of mine (“LOM”): 25 years
»	Stripping ratio (LOM): 1.16:1
»	Nominal annual processing rate: 2.56 million metric tonnes
»	Average recovery: 93%
»	Nominal annual graphite concentrate production: 105,882 metric tonnes
»	Finished product purity: 97.5% Ct
»	CAPEX: US$ 415 M
»	Annual OPEX: US$ 44 M

A governmental decree authorizes the project and provides NMG with the regulatory requirements to build and operate the Phase-2 Matawinie Mine, upon a positive FID and project financing. NMG works collaboratively with various authorities to plan and advance the permitting process for the various construction and operation activities.

»	The Company has requested an amendment to the government decree to clarify certain operating conditions. The main adjustment concerns the maximum authorized tonnage, which would be increased from 100,000 tonnes per annum (“tpa”) to a maximum of 106,000 tpa based on the peak production years in the Updated Feasibility Study, as well as the resulting adjustments to operations. The request is in active review with authorities.
»	Numerous permit/authorization applications for the upcoming construction have been submitted in line with the project execution schedule.
»	Various mitigation measures, environmental initiatives and sub-project components for the community are being advanced in line with commitments and obligations detailed in the governmental decree and/or permitting requirements.

The Company is advancing an integrated project team (“IPT”) model where NMG’s owner team is assisted by strategic partners in engineering, procurement, construction management and project controls. The IPT strategy offers several advantages, including greater control over the project's direction as well as reduced project management and engineering costs.

Management Discussion and Analysis	11

»	Detailed engineering is progressing with AtkinsRealis (concentrator), SRK Consulting (tailings and environmental infrastructure) and BBA (mining infrastructure), supporting the preparation of purchase orders for vendor engineering and long-lead items.
»	The 120kV electrical substation contract was awarded to ABB. ABB will lead the construction of the substation as the primary connection point between the mining site and Hydro-Québec’s hydropower line, enabling full electrification of the Matawinie Mine using renewable energy. Dedicated ABB technical experts will oversee engineering, supply, commissioning, and start-up of the substation.
»	Additional procurement activities are being deployed in preparation of the first construction packages now ready for tendering, including direct meetings with local and Indigenous businesses representatives to document the capacity, service offerings, and availability of businesses in the region.
»	With Pomerleau’s assistance, construction preparation is outlining the execution plan, detailed construction sequence and schedule, contracting strategy, as well as health and safety, environment, and quality programs.

Since obtaining the mining decree, NMG has carried out early works to prepare the site, namely:

»	Tree clearing was completed for the industrial platform and key environmental infrastructure.
»	An 8-km access road was built to connect the mine to the local highway.
»	The construction of environmental infrastructure (water ditches, water collection basin, organic and overburden stockpiles) has prepared the site for the next phase of civil works.
»	The site is concrete-ready for the start of construction, upon a positive FID, project financing, and construction authorizations.

While the base case of the Updated Feasibility Study presents a diesel operation, NMG is advancing its electrification strategy with the objective of having both mining and concentration operations become fully electric when the machinery and equipment reach viable technical and economic parameters. The Company is pursuing this opportunity via a collaboration with Caterpillar Inc. (“Caterpillar”) for the development of an integrated zero-emission solution for the Matawinie Mine encompassing the fleet, charging and energy storage infrastructure, as well as maintenance service.

»	Definitive agreements between NMG and Caterpillar provide a framework for the research and development of equipment, preferential supply arrangements once such machines become commercially available, and fleet leasing or acquisition via Caterpillar’s Job Site Solutions.
»	A calendar is established to deploy Early Learners and/or pilot models, to test equipment in actual terrain and weather, and to plan the gradual transition to zero-emission machines.
»	Technical teams work in close collaboration to inform technology development and reflect contemplated electric operations into the design of the mining infrastructure, charging network, operational plan, and energy management strategies.

As per NMG’s mandate, Hydro-Québec, the state-owned corporation that produces, transports, and delivers power, is actively planning the construction of the 120-kV dedicated electrical line that will supply the mine site with clean hydroelectricity.

Bécancour Battery Material Plant Project

The Bécancour Battery Material Plant, approximately 150 km northeast of Montréal on the Saint Lawrence River, is planned to become NMG’s comprehensive advanced processing platform, in the heart of Québec’s “battery valley” and within an established industrial park equipped with key industrial infrastructure as well as hydroelectricity, an international port, railway, and expressway.

Management Discussion and Analysis	12

Battery Material Demonstration Plants (Phase 1)

Shaping, purification, and coating modules at NMG’s Phase-1 facilities and partnering laboratories produce samples of varying specifications to provide inputs for the engineering of the Phase-2 Bécancour Battery Material Plant, support qualification efforts, and optimize technological and operational parameters of advanced refining processes.

»	Multiple samples produced during the period to support product qualifications with Anchor Customers and other tier-1 battery/EV manufacturers.
»	Site visits by customers enabling the harmonization of test protocols at NMG’s battery laboratory.

Testing protocols and sample production based on NMG’s proprietary thermochemical technology were completed in Q1-2025 at the Purification Demonstration Plant. NMG is planning the decommissioning of this facility in light of the technology change and as the industrial space lease nears its end; management anticipates the closure of this facility to be completed in H2-2025.

Following testing at the Purification Demonstration Plant plus third-party sites, trade-off analyses and process optimization, NMG has selected the prevalent chemical purification technology for its future Phase-2 Bécancour Battery Material Plant. Commercial operations in Asia and the Western World have demonstrated the performance and efficiency of this technology in line with battery manufacturers’ requirements; thus reducing the technological risks for the project. Optimization of this purification process to refine environmental performance, operational, and financial parameters along with sample production are being carried out at partnering facilities to support detailed engineering and commercialization efforts.

Bécancour Battery Material Plant (Phase 2)

NMG owns a 200,000 m2 land in the Bécancour industrial park in Québec, Canada, where the Company intends to build its integrated processing plant, the Phase-2 Bécancour Battery Material Plant for active anode material production. The site provides robust local infrastructure with a direct supply of chemicals from nearby producers, affordable hydroelectricity, and a regional pool of skilled workforce.

The Bécancour Battery Material Plant is designed to receive Matawinie’s graphite concentrate production in preparation for commercial distribution. The Updated Feasibility Study has refined production and financial parameters to align with technological development, the change of purification process, and advancement in engineering and project design. The project is now progressing toward FID (see Financing section for further information).

Project highlights for the Bécancour Battery Material Plant include:

»	Annual average production: 44,100 tonnes of active anode material and 43,334 tonnes of micronized byproduct
»	Finished product purity:≥99.90%
»	CAPEX: US$ 911 M
»	Annual OPEX: US$ 124 M

NMG’s IPT execution model extends to the Bécancour Battery Material Plant to advance the project development and construction, upon a favorable investment decision.

»	Engineering firm BBA that carried out the Updated Feasibility Study is set to advance to detailed engineering upon successful contract negotiations with the support of various specialized consultants with direct experience in graphite processing.
»	Progress on the procurement strategy for key technical expertise, specialized equipment, and long-lead items.
»	With Pomerleau’s assistance, construction preparation is outlining the execution plan, detailed construction sequence and schedule, contracting strategy, as well as health and safety, environment, and quality programs.

In preparation for the launch of construction, preliminary works – tree clearing, on-site road construction, site grading – were carried out in 2024.

Management Discussion and Analysis	13

»	Permit/authorization applications for the upcoming construction are being prepared in line with the Updated Feasibility Study.

UATNAN MINING PROJECT

The Uatnan Mining Project is located in the Côte-Nord administrative region, Québec, Canada, approximately 220 km as the crow flies, north northwest of the closest community, the city of Baie-Comeau. It is accessible by paved and Class-1 forestry roads.

On January 21, 2024, NMG entered into an asset purchase agreement with Mason Resources Inc. (“Mason”) for the acquisition of 100% of the Lac Guéret Property, targeted for the development of the Uatnan Mining Project. The acquisition was paid by issuing 6,208,210 common shares of NMG and a subsequent payment of $5 million is to be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project. The transaction closed on January 31, 2024.

This acquisition of another major asset in Québec, Canada, reinforces NMG’s fully vertically integrated business model in North America and underpins the Company’s expansion plans to become a leading producer of active anode material for the Western market.

Property and Mineral Resources

The Uatnan property presently consists of 205 map-designated exclusive exploration rights totaling 11,082.95 ha, wholly owned (100%) by NMG.

Exploration work on the Uatnan property targeted graphite mineralization and consists to date of airborne geophysics, prospecting, ground geophysics, trenching/channel sampling, and core drilling. Exploration work uncovered significant crystalline flake graphite mineralization, ultimately leading to the identification of Mineral Resources and Mineral Reserves (see Mason’s press release dated November 9, 2015). Although parameters to determine reasonable prospects for eventual economic extraction were updated, there are no significant changes between the current Mineral Resources and the Mineral Resources last published in 2015.

Uatnan Current Pit-Constrained Mineral Resource Estimate

IN-PIT CONSTRAINED MINERAL RESOURCES	Tonnes (Mt)	Grade (% Cg)	Cg (Mt)
Measured 5.75% < Cg < 25%	15.65	15.2	2.38
Measured Cg > 25%	3.35	30.6	1.02
Total Measured	19.02	17.9	3.40
Indicated 5.75% < Cg < 25%	40.29	14.6	5.89
Indicated Cg > 25%	6.33	31.6	2.00
Total Indicated	46.62	16.9	7.89
Indicated + Measured 5.75% < Cg < 25%	55.94	14.8	8.27
Indicated + Measured Cg > 25%	9.70	31.2	3.03
Total Measured + Indicated	65.64	17.2	11.30
Inferred 5.75% < Cg < 25%	15.35	14.9	2.28
Inferred Cg > 25%	2.47	31.8	0.79
Total Inferred	17.82	17.2	3.07

Notes:

1.	The Mineral Resources provided in this table were estimated by M. Rachidi P.Geo., and C. Duplessis, Eng., (QPs) of GoldMinds Geoservices Inc., using current CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, market, or other relevant issues. The quantity and grade of reported Inferred Mineral Resources are uncertain in nature and there has not been sufficient work to define these Inferred Mineral Resources as indicated or Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Mineral Reserves.
3.	The Mineral Resources presented here were estimated with a block size of 3mE x 3mN x 3mZ. The blocks were interpolated from equal-length composites (3 m) calculated from the mineralized intervals.

Management Discussion and Analysis	14

4.	The Mineral Resource estimate was completed using the inverse distance to the square methodology utilizing three runs. For run 1, the number of composites was limited to ten with a maximum of two composites from the same drillhole. For runs two and three the number of composites was limited to ten with a maximum of one composite from the same drillhole.
5.	The Measured Mineral Resources classified using a minimum of four drillholes. Indicated resources classified using a minimum of two drillholes. The Inferred Mineral Resources were classified by a minimum of one drillholes.
6.	Tonnage estimates are based on a fixed density of 2.9 t/m3.
7.	A pit shell to constrain the Mineral Resources was developed using the parameters presented in the PEA. The effective date of the current Mineral Resources is January 10, 2023.
8.	Mineral Resources are stated at a cut-off grade of 5.75% C(g).

Uatnan Mining Project (Phase 3)

In 2023, NMG published the 2023 PEA, conducted by engineering firms BBA and GoldMinds Geoservices Inc. according to NI 43-101, for the Uatnan Mining Project. The Uatnan Mining Project optimizes the Mineral Resources and expands the original mining project to cater to the anode material market.

Project highlights for the Uatnan Mining Project include:

»	LOM: 24 years
»	Stripping ratio (LOM): 1.3:1
»	Nominal annual processing rate: 3.4 million metric tonnes
»	Average recovery: 85%
»	Contemplated average annual graphite concentrate production: 500,000 metric tonnes
»	Finished product purity: 94% Cg
»	CAPEX: C$ 1,417 M
»	Annual OPEX: C$ 135 M

The Uatnan Mining Project would be operated as a conventional open pit with a concentrator near the deposit and electricity to be sourced from the Manic-5 hydroelectric power station. In line with NMG’s responsible mining approach, plans include progressive site closure with backfilling of the pit with waste rock as much as possible and assessment of fleet electrification.

NMG has mapped out a detailed workplan to enable the preparation of a feasibility study, including geological, environmental and social components. An initial technical and economic planning study covering camp and logistics requirements was carried out in 2024. The Company maintains a transparent dialogue with the Innu First Nation of Pessamit as it advances the project development to ensure the respect of their rights, the protection of the environment, their culture and way of life, as well as the inclusion of their perspective, and traditional knowledge.

Additionally, the Company has initiated the assessment of industrial sites for the establishment of battery material plants to refine the future Uatnan graphite concentrate production.

COMMERCIAL STRATEGY

Considering the growth of EVs and energy storage systems (see Market Update section), NMG is aligning its business plan and associated commercial strategy to cater to battery material supply chains, with a focus on North America. The Company has incorporated advanced processing capacities into its production model in order to tailor products to unique customer specifications. By covering the full value chain – from ore to battery materials – and offering product customization, NMG is positioning itself as a direct supplier to battery and EV manufacturers.

The integrated material flowsheet developed for the Company’s Phase 2 is designed to maximize the production of high-value active anode material destined to the battery market segments. A portion of jumbo and large high-purity flake graphite is set to be directed to specialty markets, with some flexibility in the allocation of volumes. Graphite concentrate out of the Phase-2 Matawinie Mine is planned to be commercialized as follows:

Management Discussion and Analysis	15

»	Flake graphite: 14,720 tpa
»	Active anode material: 44,100 tpa
»	Micronized graphite by-product: 43,334 tpa

Early commercial engagement for the Uatnan Mining Project is oriented toward battery material supply chains for the Western World and/or emerging markets.

SALES

As part of the Updated Feasibility Study, Benchmark Mineral Intelligence, an IOSCO-regulated price reporting agency and market intelligence publisher for the lithium-ion battery to EV supply chain, provided pricing estimates for the North American market. The Company is expected to have competitive advantages over Chinese or African-based producers, namely due to its carbon-neutral footprint, multimodal logistical base, and stable political jurisdiction.

Commercial Agreements

In February 2024, NMG entered into multiyear offtake agreements for its active anode material, covering more than 80% of the Company’s planned active anode material Phase-2 fully integrated production, at an agreed upon pricing formula linked to future prevailing market prices with Anchor Customers: Panasonic Energy and GM.

NMG and Panasonic Energy signed a binding offtake agreement for the supply of 18,000 tpa of active anode material production for an initial period of seven years from the commencement of the Company’s Phase-2 production. Panasonic Holdings also made an initial US$25,000 equity investment in NMG to support the advancement of the Company’s Phase-2 operations.

»	Panasonic intends to further finance, together with potential co-investors, an amount valued at about US$150,000 subject to a maximum ownership threshold agreed between the relevant parties, as part of construction funding for NMG’s Phase-2 facilities, following a positive FID.

NMG and GM signed a supply agreement for 18,000 tpa of active anode material upon reaching full Phase-2 production for an initial term of six years. GM also made an initial US$25,000 equity investment in NMG to support the advancement of the Company’s Phase-2 operations.

»	GM committed to subscribe for a further US$125,000 of equity upon the successful completion of conditions precedent and a positive FID.

The Company's agreements with its Anchor Customers contain conditions precedent which require the Company to have made a positive decision with respect to FID and entered into certain other project-related agreements by certain fixed dates, failing which the Anchor Customers may terminate their agreements with the Company. While those dates have been exceeded, the Company and its Anchor Customers are working collaboratively toward FID and are in discussions to update the project timeline, including for the satisfaction of these conditions precedent. The offtakes are also contingent on finalizing the product qualification process and commercial plant validation upon commissioning.

»	Collaboration efforts include product qualification, technological optimization, and project execution strategy.
»	The Updated Feasibility Study was among the key deliverables to ensure that contractual components are aligned prior to launching Phase-2 construction and all conditions to the Anchor Customers’ offtake obligations and additional equity subscription commitments can be met.

On February 13, 2019, the Company entered into the Joint Marketing and Offtake Agreement with Traxys for flake graphite concentrate to be produced at the NMG’s Phase-2 operations. The Company and Traxys are currently updating the parameters of the agreement in light of the revised production flowchart as modeled in the Updated Feasibility Study.

Management Discussion and Analysis	16

Business Development

In addition, NMG is engaging with other tier-1 potential customers interested in signing offtake agreement(s) for the balance of its Phase-2 active anode material production accompanied by strategic investments. The Company’s Phase-1 operations support technical marketing and product qualification efforts with said manufacturers.

To validate compliance with specifications and test NMG materials’ performance, samples are submitted to quality, cycling, and electrochemical tests at the Company’s battery laboratory as well as at third parties and/or potential customers’ laboratories. NMG continues to invest in high-technology equipment, recruitment and training of in-house staff, and continuous improvement of its practices to enhance its laboratory capacities and productivity.

»	As part of sales discussions, samples are produced, tested, and supplied to potential customers to advance the qualification process. Over 4,339 samples were reviewed and prepared by the Company’s battery laboratory in 2024.
»	Sustained interest from top-tier potential customers across continents is supported by quality checks, site visits to the Company’s Phase-1 operations, requests for information, and ESG due diligence.

The systematic achievement of standards demanded by Anchor Customers and potential customers is an essential prerequisite, as well as an important competitive advantage. NMG is actively strengthening quality assurance and quality control to align with key certification standards such as the International Automotive Task Force (“IATF”) and ISO 9001.

PARTNERSHIPS, RESEARCH AND DEVELOPMENT

The Company maintains a portfolio of research and development (“R&D”) projects to refine its line of specialty products based on market demands and innovations. NMG is exploring R&D avenues in advanced graphite materials through collaborations with experts from McGill University, INRS, and the University of Sherbrooke, focusing on new precursors, coating technologies, and eco-friendly processes. These projects aim to enhance graphite performance, reduce environmental impact, lower production costs, and valorize residual and bio-sourced materials.

»	In June 2024, NMG was awarded a $500 research grant from the Québec Ministry of Natural Resources to develop a versatile next-generation active anode material that meets the highest performance standards without sacrificing production yield.
»	NMG pursues its intellectual property strategy for its proprietary technologies.

As a member of the Global Battery Alliance, a World Economic Forum initiative dedicated to helping establish a sustainable battery value chain, NMG participates in the development of the Battery Passport. Battery traceability is becoming increasingly important as governments and consumers seek assurance of responsible production and transparent information on key ESG metrics related to mining, processing, manufacturing, and recycling along the battery value chain. Through its comprehensive EU Battery Regulation, the European Union is leading the way with requirements effective as of 2026 for EV and industrial batteries to have a unique battery passport to enhance transparency and sustainability across the entire battery lifecycle.

MARKET UPDATE

Market conditions remain favorable to NMG’s business strategy as clean energy solutions continue to expand and manufacturers seek to secure critical materials close to their Western production facilities to reduce geopolitical risks, ease transportation and inventory management, and build resilience.

While growth varied across geographies in 2024, the global EV market saw a 25% year-over-year increase in sales (Rho Motion, January 2025), with a record 1.3 million units sold in the U.S. (Bloomberg, January 2025). Early 2025 data aligns with this megatrend, tallying a 22% year-over-year growth in the U.S. and Canada, and 18% in Europe thereby outpacing China (Reuters, February 2025).

Management Discussion and Analysis	17

»	NMG’s customer GM reported significant progress on its EV strategy with rising sales (50% increase in the U.S., 109% increase in Canada) and doubled market share (GM, January 2025).
»	Some 864 GWh of EV battery capacity were deployed onto roads in 2024, a 25% year-over-year increase (Adamas Intelligence, February 2025).
»	While incentives, policies, and governmental targets were scaled back in certain jurisdictions, on the other hand, purchase subsidies in some countries, the introduction of new vehicle models, and consumer demand supported sales with a 25% EV adoption rate in Europe and 11% in the U.S. (IEA, Global EV Outlook 2024).

In parallel, renewable energy storage experienced sizable growth, supported in part by more than $2 trillion investments in the energy transition (BloombergNEF, January 2025). Some 205 GWh of storage were deployed globally in 2024 – a 111% year-over-year increase – with over 1 TWh planned of new capacity in the production pipeline by 2027 (Rho Motion, January 2025).

Market expansion in EVs and energy storage drives increased demand for battery production, and correspondingly battery materials. Graphite-based anode constitutes the standard across all lithium-ion battery chemistries; making graphite the most important material in batteries.

»	The EV sector accounts for the majority of active anode material demand (77%) with energy storage systems covering most of the balance (17%) (Benchmark Mineral Intelligence, December 2024).
»	Natural active anode material demand grew by 34% in 2024 with demand expected to reach 10,701,000 tpa in 2030 to supply the forecasted battery capacity of 9,584 GWh (Benchmark Mineral Intelligence, February 2025).
»	NMG’s customer Panasonic Energy was the fourth largest cell supplier by battery capacity deployed in 2024 (Adamas Intelligence, February 2025).

Geopolitical measures targeting strategic trade activities are contributing to significant changes in the graphite market dynamics. Indeed, the International Energy Agency identified graphite as the most at-risk battery mineral due to the geographical concentration of mining and refining, the supply/demand balances, and the export risks of major suppliers (IEA, Global Critical Minerals Outlook 2024). Reliability and resilience of supply chains are central to enabling the development of cleantech production in the Western World. NMG is positioned to capitalize on governments’ efforts to reshore manufacturing, secure the critical minerals needed, and reduce dependencies on competing economies.

»	The European Union, the U.S., the U.K., and Canada have identified graphite as a strategic mineral for economic growth and national security.
»	China dominates the graphite supply with 78% of mined production (US Geological Survey, January 2025) and 98% of active anode material market shares (Fastmarkets, December 2024).
»	China’s dominance in active anode material production creates a major bottleneck, hindering a secure and diversified graphite anode supply chain outside China according to analysts (Fastmarkets, December 2024).
»	Expanding on graphite export restrictions initiated in 2023, the Chinese Ministry of Commerce introduced additional controls on graphite including the ban of dual-use item exports for U.S. military and stricter end-use reviews (Fastmarkets and Benchmark Mineral Intelligence, December 2024).
»	NMG’s customer Panasonic Energy reiterated its plans to build localized supply chains for its North American production (Reuters, January 2025).
»	The Trump Administration declared a “National Energy Emergency” and pointed to insufficient critical minerals mining and processing to support key energy and economic sectors (The White House, Declaring A National Energy Emergency Executive Order, January 2025).
»	The U.S. International Trade Commission is investigating trade activities following a petition from the American Active Anode Material Producers seeking antidumping and countervailing duties on Chinese imports (Bloomberg, January 2025).

Management Discussion and Analysis	18

»	As part of its protectionism policies, the Trump Administration announced tariffs on goods imported into the U.S., namely 10% for critical minerals from Canada, and a general 20% additional to the existing 25% for graphite from China (total 45%).

The prices of essential battery materials such as lithium, cobalt, nickel, and graphite experienced sustained pressure in 2024. The active anode material market faced an oversupply in 2024 due to excess production capacity in China (Fastmarkets, February 2025).

»	Although graphite prices were under pressure the year ended with a 12% year-over-year increase on Benchmark Mineral Intelligence Flake Graphite Index.
»	Demand for graphite is expected to grow rapidly in 2025, helping to correct the supply-demand imbalance, with the natural graphite market projected to see demand exceed supply by year-end (Fastmarkets, February 2025).
»	Despite lower current demand outside China, North America and Europe are forecasted to see substantial growth exceeding 300% over the next decade as battery demand accelerates (Benchmark Mineral Intelligence, February 2025).
»	Natural and spherical graphite prices are expected to rise through 2034, driven by EV battery demand, supply diversification away from China, and a shift toward more sustainable production (Fastmarkets, December 2024).

The global landscape has emphasized the need for local and resilient supply chains for Western battery producers, aiming to position NMG as one of the largest fully integrated natural graphite producers in North America.

RESPONSIBILITIES

From mining to advanced processing, NMG strives to drive greater sustainability along its value chain. The Company embedded leading ESG principles in its business model alongside carbon-neutral operations and traceability capacity of its value chain. Sustainability guided the development of the Matawinie Mine Project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment. This philosophy was carried over in the engineering of the Bécancour Battery Material Plant Project and the development of the Uatnan Mining Project.

On a foundation of accountability with a view to contributing to global sustainability goals, NMG publishes an annual ESG Report to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Company is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance. The 2023 ESG Report was issued on May 15, 2024; the 2024 ESG Report is set to be published in Q2-2025.

NMG also voluntarily discloses its environmental impact management via CDP’s annual Climate questionnaire. The Company reports its detailed carbon balance, reduction targets and initiatives, as well as its climate risks, opportunities and resilience. This year, NMG obtained a B score.

NMG tops Benchmark Mineral Intelligence’s Sustainability Index as the only natural graphite company in the “Industry Leading” category ahead of all Western, African, and Chinese producers. Steered by Benchmark Mineral Intelligence’s team of expert ESG analysts and LCA practitioners, the ESG assessment of the natural graphite industry examines the sustainability credentials of over 73 flake graphite companies against 87 ESG indicators across key topics of concern.

Management Discussion and Analysis	19

HUMAN CAPITAL

Health & Safety

The Company is committed to providing a safe work environment to its staff and business partners. For the twelve-month rolling period ended December 31, 2024, NMG reported a total recordable injury frequency rate (“TRIFR”) of 1.78 and severity rate of 2.67 at the Company’s facilities.

»	The Company also tracks the contractors’ health and safety performance on-site; the TRIFR at worksites is 0 for the period.

NMG initiated a culture-shaping initiative in 2023 that expands as the Company prepares to launch construction of its Phase-2 sites and later starts operational readiness planning. The initiative is underpinned by a strategic plan to strengthen practices and programs, with a special focus on leadership, communication, risk management, and incident analysis.

Employment, Diversity, Equity & Inclusion

As the Company advances its projects, recruitment of key personnel continues both at the operational and corporate levels. NMG regards diversity as an important driver of strategy, creative thinking, and business performance. The Company promotes local and Indigenous recruitment opportunities to maximize benefits within its communities and strives to ensure representation of its milieu.

The Company recognizes that attraction, hiring, and retention of human capital pose challenges in today’s labor market. Hence, NMG is actively working to position itself as an employer of choice and a purpose-driven company in its communities, industries, and academic circles.

Training

To facilitate employment and bolster communities’ socioeconomic fabric, NMG has launched initiatives to train and hire local workers in collaboration with industrial, institutional, and business partners.

»	Condensed College Diploma in Industrial Processes for Clean Technologies: NMG worked with school and industry partners in the Bécancour region to set up this innovative paid work-study program and start training workers for its Phases 1 and 2 Bécancour Battery Material Plants. The first cohort was launched in January 2024 and is set to graduate in Q2-2025.
»	Diploma of Vocational Studies in Production Equipment Operation: Eleven cohorts of this on-the-job training program leading graduates to a position as an operator at the Matawinie Phase-1 demonstration plants have now been launched since the program inception in 2020.

ENVIRONMENT

The Company is developing its projects to extract and refine natural graphite while limiting its environmental footprint, preserving ecosystems, maintaining its carbon-neutral status, and maximizing its products’ contribution to global decarbonization efforts. To protect the environment and the well-being of the community, NMG has developed an environmental surveillance and monitoring program to oversee the construction, operation, and closure activities of its facilities.

»	In 2024, NMG maintained its track record with no major environmental incidents as per the Global Reporting Initiative’s definition. Through its work protocols, continuous monitoring, and environmental program, it responsibly conducted its operations and worked to diligently address and mitigate any minor incident at its sites.

Dedicated to stringent sustainability standards, NMG is committed to adopting a fully electric operating model – both at the mining and advanced processing facilities – leveraging Québec’s renewable hydropower. The base case of the Updated Feasibility Study is a diesel operation for the Matawinie Mine, with the opportunity to develop a zero-emission fleet aiming

Management Discussion and Analysis	20

for a transition when the equipment reaches viable technical and economic parameters (additional details on NMG’s electrification program presented in the Matawinie Mine section).

Responsible Mining

NMG has integrated innovative environmental initiatives into the design and operational model of the Phase-2 Matawinie Mine to limit potential impact on the natural and human milieu. The Matawinie Mine Project was submitted to the regulatory environmental procedure at the Government of Québec and to public consultations via the Bureau d’audiences publiques sur l’environnement (“BAPE”). Following a rigorous environmental review complementary to the BAPE’s analysis, the Québec Government issued a ministerial decree on February 10, 2021, authorizing NMG’s Matawinie Mine.

NMG has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. Field-scale cells demonstrated in real conditions the performance of this innovative environmental method and helped calibrate the parameters with respect to the performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination.

Proactive environmental management at the Matawinie site enables the advancement of initiatives in support of progressive reclamation, water protection, biodiversity stewardship, air quality, and energy efficiency.

Sustainable Production

NMG is committed to promoting responsible production across its value chain for responsibly extracted, environmentally transformed, and ethically sourced materials. NMG actively seeks opportunities to enhance the properties of its materials, optimize technological solutions, reduce its footprint, improve its products’ life cycle, and develop recycling processes to drive sustainable production across the various industries it caters to.

Carbon Neutrality

The Company has taken concrete steps to avoid, reduce, and fully offset its GHG emissions, confirming its carbon-neutral status and mapping its intended transition to Net Zero by 2030. NMG’s Climate Action Plan details efforts for the Company’s embedded emissions around transparent reporting, reduction of its climate impact, transition to Net Zero, research and development for low-carbon materials and activities, as well as industry leadership. NMG’s targets are based on, but not limited to, Scope 1, Scope 2, and some Scope 3 emissions, including business travel, direct emissions associated with the facilities' construction and the transportation of goods between sites.

»	For 2024, the Company reports GHG emissions of 583 tonnes of CO2 equivalent for carrying out its operations at its Phase-1 demonstration plants and corporate offices. NMG has purchased verified carbon credits to offset this balance.
»	Detailed performance will be reviewed in NMG’s 2024 ESG Report set to be issued in Q2-2025.
»	Historical data is available via NMG’s website and past ESG Reports.

NMG’s confirmed capacity to tap into Québec’s hydroelectricity network provides a solid foundation for deploying new equipment and technologies with a view to produce advanced materials with a low climate change impact, in line with global decarbonization efforts.

SOCIAL

NMG strives to develop business activities that are supported by its communities and by First Nations and contribute to the overall development and advancement of the areas where the Company operates. NMG’s projects are embedded in different and dynamic territories, marked by unique heritages, communities, interests, and priorities. The Company promotes a tailored approach to stakeholder engagement, respectful of First Nations’ rights and context on their ancestral land, and drawing citizens, community and environmental groups, elected officials and governmental branches, business owners, socioeconomic organizations, etc., into proactive consultation and continued communication.

Management Discussion and Analysis	21

The Matawinie Mine is located in the municipality of Saint-Michel-des-Saints,. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns, and values of the local community. Information events, consultations as part of the environmental and social impact assessment, a community office with a dedicated Community Relations Manager, a Monitoring Committee, public communication platforms, and a social responsibility program ensure local communities are consulted early and often throughout the development process.

»	A collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints was signed in 2020 to set out a concrete social, economic, and environmental development partnership through financial and participatory mechanisms.
»	An impact and benefit agreement with the Atikamekw First Nation of Manawan was signed in December 2024 (see Indigenous Relations section below).
»	The Company held at a networking event at the Matawinie site in Q3-2024 to meet local and Indigenous businesses representatives. The event enabled NMG and Pomerleau to document the capacity, service offerings and availability of businesses in the region, while providing contractors with an opportunity to visit the site, meet the project team, inquire into safety and ESG requirements, and understand the construction procurement strategy.

Originated from NMG’s stakeholder engagement and commitment to harmonious integration within the milieu, a four-season recreational center – espace nature Haute-Matawinie – is being implemented adjacent to the Matawinie mining site. The non-for-profit organization leading the project development secured over $4.1 million in government funding and community investments, including a financial and in-kind contribution from NMG, to support the construction and launch of operations.

»	The center will offer recreational, sporting, educational and cultural activities accessible to the local community and visitors, thus contributing to the region's quality of life and economic development. It was conceived in collaboration with the community and local tourism stakeholders to enhance the region's recreational and tourism offering.
»	The center was part of NMG’s sustainable development pledge to the community and reflected in the parameters of its mining decree. Securing the financing for the construction of the center helps demonstrate to the community, the government, and key stakeholders, NMG’s commitment to a socially responsible operation that generates shared value.

NMG’s open and proactive engagement approach also extends to its Bécancour Battery Material Plant in Bécancour, Québec. The Company’s site is located in one of the largest industrial parks in Canada with access to a deep-water international port on the St. Lawrence River. The Company initiated outreach activities in early 2022 and intends to continue as it makes progress in terms of project development.

»	Furthering its efforts to build relationships with the regional business community, NMG has met with over 300 companies to promote business opportunities and determine regional capabilities.
»	Direct involvement in the community and dedicated communication efforts support active engagement with local stakeholders.

As part of the Uatnan Mining Project development, NMG has connected with key stakeholders in the Baie-Comeau/Manicouagan region, including local organizations, groups, citizens, authorities, and elected officials. NMG is committed to maintaining active engagement with the milieu as it advances the development of the Uatnan Mining Project.

Indigenous Relations

Respect for the rights, culture, aspirations, and interests of Indigenous Peoples guides the development of NMG’s sustainable business practices.

Management Discussion and Analysis	22

The Company has consulted and continues to engage with the Atikamekw First Nation in the Manawan community (85 km North of the Saint-Michel-des-Saints) and with the Band Council in the development of the Matawinie Mine.

»	On the back of the framework agreement (2018) and pre-development agreement (2019), NMG signed an impact and benefit agreement with the Atikamekw First Nation of Manawan in December 2024.
»	With this agreement, the Manawan Atikamekw give their consent to the Matawinie Mine project.
»	The agreement went through an exhaustive negotiation and consultation process to ensure that the interests and concerns of the First Nation were taken into account. It includes provisions for the Manawan Atikamekw to take part in the project’s environmental management and monitoring, the implementation of adapted and preferential training and employability measures, the promotion of business opportunities during the mine’s construction and operations, as well as the recognition of Atikamekw culture and the inclusion of cultural safety measures. The agreement also sets out the sharing of financial benefits from NMG’s graphite development operations.
»	In parallel, initiatives support training, employment, and business opportunities in line with the impact and benefit agreement were advanced throughout the period.

NMG is engaged in an open dialogue with the W8banakiak First Nation (the Wôlinak community is 5 km South of Bécancour) as part of the development of the Bécancour Battery Material Plant.

»	Territory guardians were consulted to plan tree clearing activities on NMG’s Bécancour land.
»	An archeological potential study was carried out by W8banaki in 2022 for NMG’s industrial land; no presence of archeological artifacts was confirmed.
»	Continued dialogue and collaboration with the Ndakina Office which is responsible for consultation and environmental protection are helping define interests, concerns, and opportunities for cooperation.

As part of the Uatnan Mining Project, the Company is in contact with the Innu First Nation of Pessamit (315 km South of the property) to understand their perspective, concerns, and priorities towards this project. NMG is committed to prioritizing the establishment of a long-term relationship with the community and signing a pre-development agreement to guide the advancement of the Uatnan Mining Project.

A Manager responsible of Indigenous Relations liaises with Indigenous communities, leaders, and organizations. She develops engagement strategies to facilitate the participation of the Indigenous workforce, businesses, and communities in NMG’s activities, coordinates flagship partnerships that support Indigenous community priorities, and assists diversity, equity, and inclusion efforts within the Company.

NMG is committed to continuing its tradition of listening and responding to community and First Nations’ concerns and needs, creating well-paying jobs for the local communities to maximize local employment, being a leader in environmental stewardship, and investing in the region and province through tax generation and the purchase of goods and services.

GOVERNANCE

LEADERSHIP

The Company’s management team and Board of Directors recognize the value of good corporate governance. The Company’s Code of Conduct, Board of Directors charter, and key policies can be found on NMG’s website at www.NMG.com.

The Company’s directors have vast experience in mining development and exploration; risk management; government relations; business leadership; strategy development and implementation; international markets; health, environment, and safety; construction management and execution; legal; corporate finance and mergers and acquisitions; corporate governance; sustainability; Indigenous relations as well as human resources. NMG recognizes that a diverse and inclusive environment that values the diversity of thought, background, skills, and experience facilitates a broader exchange of

Management Discussion and Analysis	23

perspectives and improves oversight, decision-making, and governance in the best interests of the Company. The Governance Committee, which is responsible for recommending director nominees to the Board of Directors, seeks to attract high-quality individuals. In assessing potential candidates, the Committee considers their merit based on a balance of skills, abilities, personal qualities, educational qualifications, and professional experience.

»	At the Company’s 2024 Annual General and Special Meeting of Shareholders, the mandates of Daniel Buron, Eric Desaulniers, Arne H Frandsen, Nathalie Pilon, James Scarlett, and Andrew Willis were reconfirmed as per shareholders’ vote.
»	Stéphane Leblanc and Chantal Sorel were appointed to the Board of Directors in H2-2024.

The Board of Directors is supported by: the Audit Committee, the Human Resources Committee, the Governance Committee, the ESG Committee, and the Projects and Development Committee. Charters are available on the Company’s website at www.NMG.com.

In Q4-2024, NMG appointed Karine Doucet as Vice President, Human Resources.

RISKS

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form on file with the Canadian provincial securities regulatory authorities and on SEDAR+ and on EDGAR.

FINANCING

In February 2024, Panasonic Holdings and GM each agreed to make an initial US$25,000 equity investment in NMG (the “Tranche 1 Investment”), for a total of US$50,000, in connection with their respective offtake agreements. The Company intends to use the proceeds of the Tranche 1 Investment mainly to support the advancement of NMG’s Phase-2 operations – the Matawinie Mine and the Bécancour Battery Material Plant.

»	NMG also entered into an investor rights agreement with each of Panasonic and GM and a registration rights agreement with Panasonic. Pursuant to the investor rights agreements, securities are subject to a “lock-up” for a period of 18 months from the date of their investment. The investor rights agreements provide Panasonic and GM with certain rights relating to its investment in NMG, including certain board nomination and anti-dilution rights. The investor rights agreement also provides GM some registration rights.

In parallel, the Company secured a private placement of 18,750,000 Common Shares and 18,750,000 Warrants with Mitsui and Pallinghurst to surrender and cancel their convertibles notes dated November 8, 2022, for a total value of US$37,500) on the same pricing and other terms as the Tranche 1 Investment.

»	On May 2, 2024, the Company closed the private placement upon approval by the TSX Venture Exchange under Policy 5.9 – Protection of Minority Security Holders in Special Transactions and NMG shareholders as per requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“MI 61-101”) during a shareholders meeting held on May 1, 2024. The placement seeks to reduce debt, enhance shareholder value, and signal Pallinghurst’s continued support in the Company’s development.
»	NMG entered into an investor rights agreement and registration rights agreement with Mitsui at the closing of their investment. Mitsui is required to “lock-up” its securities for a period of 12 months from the date of their investment. The investor rights agreement provides Mitsui with certain rights relating to its investment in NMG, namely certain board nomination and anti-dilution rights. Mitsui will be subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding NMG common shares for a period of three years.
»	NMG entered into a registration rights agreement with Pallinghurst at the closing of their investment.

Management Discussion and Analysis	24

In December 2024, the Company closed an equity investment by CGF and IQ, in NMG for an aggregate amount of US$50,000 to continue advancing its development toward commercial operations. The reiterated support of the Government of Québec and the addition of CGF, a C$15-billion independent and arm’s length public fund of the Canadian federal government, to NMG’s shareholders strengthen the Company’s backing of key institutional investors.

»	NMG entered into an investor rights agreement and a registration rights agreement with each of CGF and IQ at the closing of their investment. Pursuant to the investor rights agreements, each of CGF and IQ will be restricted from selling its respective securities until August 28, 2025. The investor rights agreements also provide each of CGF and IQ with certain rights relating to its investment in NMG, including namely certain board nomination and anti-dilution rights.

Project Financing

With the issuance of the Updated Feasibility Study for its fully vertically integrated Phase-2 operations, NMG is now preparing the FID. Since the launch of project financing efforts, the Company has received cumulative expressions of interest from potential lenders, Anchor Customers and institutional equity investors of approximately $1.6 billion for its Phase-2 project financing.

»	NMG is set to present to said financial partners the results of the Updated Feasibility Study, on-going due diligence exercises, and information on the project execution strategy and risk management, with a view to formalizing their participation in the project financing.
»	In the project financing, NMG is assisted by Société Générale as the debt advisor and BMO Capital Markets as the strategic equity advisor.
»	Although management believes that FID will occur, no assurance can be given that those expressions of interest will be converted into a positive FID.

The financing structure is set to include Panasonic and GM’s respective Tranche-2 investments announced in February 2024, in conjunction with their respective offtake agreements. Upon a positive FID decision and meeting of established conditions, the Anchor Customers, directly or through an affiliate, or together with potential co-investors, would participate in future funding for a total amount valued at approximately US$275,000.

A third-party assessment of the Company’s Phase-2 CAPEX eligibility to the new Canadian Investment Tax Credit for Clean Technology Manufacturing indicate a potential for securing approximately $350,000 through this refundable tax credit. NMG is designing its capital structure to leverage such fiscal incentives along with strategic debt and equity facilities.

Listing

In January 2025, the Company uplisted to the Toronto Stock Exchange upon having met the necessary listing requirements.

Management Discussion and Analysis	25

QUARTERLY RESULTS

During the three-month period ended December 31, 2024, the Company recorded a net loss of $21,904 (16,575 in 2023), a basic loss per share of $0.19 (0.27 in 2023) and a diluted loss per share of $0.19 ($0.27 in 2023).

Description	Q4-2024	Q3-2024	Q2-2024	Q1-2024
	(note a)	(note b)	(note c)	(note d)
	$	$	$	$
Net loss (income)	21,904	8,062	11,082	32,237
Basic loss (earnings) per share	0.19	0.07	0.10	0.43
Diluted loss (earnings) per share	0.19	0.07	0.10	0.43

Description	Q4-2023	Q3-2023	Q2-2023	Q1-2023
	$	$	$	$
Net loss (income)	16,575	15,526	(1,264)	25,146
Basic loss (earnings) per share	0.27	0.26	(0.02)	0.45
Diluted loss (earnings) per share	0.27	0.26	0.02	0.45

a)	The net loss in Q4 2024 increased by $5,329 compared to Q4 2023 mainly due to a loss of $5,919 related to the fair value revaluation of the derivative warrant liability and increased engineering activities in connection with the Updated Feasibility Study deliverable, which was published on March 31, 2025.
b)	The net loss in Q3-2024 decreased by $7,464 compared to Q3-2023 mainly due to a $10,254 gain from the fair value revaluation of the derivative warrant liability and a reduction in interest expenses following the settlement of the convertible notes with Mitsui and Pallinghurst on May 2, 2024. This is partially offset by increased vesting expenses for stock options and higher engineering costs related to the ongoing Updated Feasibility Study for the Phase-2 projects.
c)	The net loss in Q2-2024 increased by $12,346 compared to Q2-2023 mainly due to the progress of engineering studies for the Phase-2 Bécancour Battery Material Plant, increased vesting expenses of stock options due to additional options granted to key employees that vest upon FID, a gain of $16,529 in 2023 (nil in 2024) related to the fair value revaluation of the embedded derivatives partially offset with the loss on the convertible notes settlement of $7,548 in 2024 (nil in 2023).
d)	The net loss in Q1-2024 increased by $7,091 compared to Q1-2023 mainly due to the $18,625 expense recorded in the consolidated statement of loss and comprehensive loss related to the acquisition of the Lac Guéret Property from Mason, increased engineering and depreciation expenses representing $2,576 for the Bécancour Battery Material Plant Project segment, partially offset by a $5,955 gain related to the fair value revaluation of the derivative warrant liability in Q1-2024. However, this was also offset with the $10,041 loss related to the fair value revaluation of the embedded derivatives of the convertible notes in Q1-2023 (nil in Q1-2024).

Management Discussion and Analysis	26

FOURTH QUARTER RESULTS

The major variances that occurred in the fourth quarter of 2024 versus 2023 are due to the differences hereunder.

	Q4-2024	Q4-2023	VARIATION
	$	$	$
Mining projects expenses (a)	1,228	3,740	(2,512)
Battery Material Plant Project expenses (b)	9,913	6,256	3,657
General and administrative expenses (c)	4,234	5,130	(896)
Net financial costs (d)	6,429	1,351	5,078

a)	The Mining projects expenses decreased by $2,512 in the fourth quarter of 2024 compared to 2023 mainly due to management’s revised estimates in 2023 regarding the expected refundable mining tax credits receivables.
b)	The Battery Material Plant Project expenses increased by $3,657 in the fourth quarter of 2024 compared to 2023 mainly due to increased engineering activities in connection with the Updated Feasibility Study deliverable.
c)	The General and administrative expenses decreased by $896 in the fourth quarter of 2024 compared to 2023 primarily due to lower share-based compensation expenses related to share options with performance conditions that are not expected to be satisfied.
d)	The net financial costs increased by $5,078, mainly due to a non-cash loss of $5,919 related to the fair value revaluation of the derivative warrant liability and a foreign exchange loss of $937, compared to a gain in 2023. This increase is partially offset by lower interest and accretion expenses on the convertible notes following the surrender and cancellation of the Mitsui and Pallinghurst notes closed on May 2, 2024 (see Financing section above for more details).

ANNUAL FINANCIAL INFORMATION

SELECTED ANNUAL INFORMATION

Annual information as at and for the years ended December 31, 2024, 2023, and 2022.

Description	2024	2023	2022
Net loss and comprehensive loss	73,285	55,983	47,714
Basic loss per share	(0.71)	(0.93)	(0.86)
Diluted loss per share	(0.71)	(0.93)	(0.90)
Total assets (a)	204,100	123,939	150,074
Mine under construction included in Property, plant and equipment (b)	62,479	48,477	37,785
Bécancour Battery Material Plant under construction included in Property, plant and equipment (c)	1,175	—	—
Non-current liabilities [1] (d)	3,467	3,901	5,101

[1] Following the amendment to IAS 1 Presentation of Financial Statements on classification of liabilities, effective for years beginning after January 1, 2024, which eliminates the exception related to conversion features, the Company reclassified the convertible notes from a non-current to current liability, including the 2023 and 2022 comparative figures.

a)	The increase of $80,161 in total assets between 2024 and 2023 is mainly explained by an increase of $69,964 in cash and cash equivalents due to higher cash inflow from financing activities in 2024 compared to 2023, and a $8,570 increase in property, plant, and equipment due to investments and continued advancements in both the Phase-2 Matawinie Mine and the Phase-2 Bécancour Battery Material Plant.

Management Discussion and Analysis	27

b)

The increase of $14,002 in the Mine under construction is related to costs incurred for the Matawinie Mine (Phase 2), which have been capitalized under property, plant, and equipment. These costs are primarily associated with continued progression of detailed engineering for both the concentrator and mining infrastructure ($5,852), long-lead equipment deposits ($1,860), borrowing costs ($2,079), capitalized wages and benefits ($1,461), and a portion of the 1% NSR buyback option ($1,163) that the Company executed in August 2024 (see Related Party Transactions for more details).

c)

The increase of $1,175 in the Bécancour Battery Material Plant under construction is associated with preparatory groundworks executed on the commercial land for the Bécancour Battery Material Plant, including site preparation activities such as tree clearing and on-site road construction ahead of the main construction phase ($269), and a portion of the 1% NSR buyback option ($906) that the Company executed in August 2024 (see Related Party Transactions for more details).

d)

The decrease of $434 in non-current liabilities between 2024 and 2023 is due to the repayment of borrowings and lease liabilities, partially offset by the increase in the asset retirement obligation related to the Matawinie site.

MINING PROJECTS EXPENSES

Description	December 31, 2024	December 31, 2023	Variation
	$	$	$
Wages and benefits (a)	3,934	3,087	847
Share-based compensation	648	511	137
Consulting fees (b)	164	1,636	(1,472)
Materials, consumables, and supplies	623	630	(7)
Maintenance and subcontracting	587	782	(195)
Geology and drilling	—	19	(19)
Utilities	362	360	2
Depreciation and amortization	254	265	(11)
Other	285	253	32
Uatnan Mining Project - Exploration and evaluation expenses (c)	18,681	100	18,581
Grants	(29)	(119)	90
Tax credits (d)	(455)	1,932	(2,387)
Mining projects expenses	25,054	9,456	15,598

a)The increase of $847 in wages and benefits for the year ended December 31, 2024 is mainly due to new personnel hired to support the Phase-2 project.
b)	The decrease of $1,472 in consulting fees for the year ended December 31, 2024 is mainly due to the definitive agreement signed with Caterpillar in 2023.
c)

The increase of $18,581 for the year ended December 31, 2024 is due to the acquisition of the Lac Guéret Property on January 31, 2024. For more details on the accounting treatment of this transaction, refer to Note 19 of the Company’s consolidated financial statements.

d)

The increase of $2,387 in tax credits is due to management’s revised estimates in 2023 to lower the expected refundable mining tax credits receivables. There may be a difference between the amount recognized and the actual amount of tax credits received because of the tax administration’s review that are subject to interpretation.

Management Discussion and Analysis	28

BATTERY MATERIAL PLANT PROJECT EXPENSES

Description	December 31, 2024	December 31, 2023	Variation
	$	$	$
Wages and benefits (a)	5,696	4,608	1,088
Share-based compensation	411	326	85
Engineering (b)	17,998	7,638	10,360
Consulting fees	824	964	(140)
Materials, consumables, and supplies	2,066	2,101	(35)
Maintenance and subcontracting	2,228	2,410	(182)
Utilities	455	515	(60)
Depreciation and amortization (c)	8,634	7,635	999
Other	344	202	142
Grants (d)	(476)	(995)	519
Tax credits (e)	(1,069)	(2,460)	1,391
Battery Material Plant project expenses	37,111	22,944	14,167

a)

The increase of $1,088 in wages and benefits for the year ended December 31, 2024 is mainly due to new personnel hired to support operations at the Demonstration Plants and the increased activities of the Phase-2 Bécancour Battery Material Plant project.

b)

The increase of $10,360 in engineering expenses for the year ended December 31, 2024 is mainly due to activities in connection with the Updated Feasibility Study deliverable, which was published on March 31, 2025.

c)

The increase of $999 for the year ended December 31, 2024, is mainly due to the depreciation expenses related to the Coating Demonstration Plant and a second unit for the Shaping Demonstration Plant both being placed in service during the second quarter of fiscal year 2023. This is partially offset by the end of the useful life for the production equipment at the purification demonstration plant.

d)	The decrease of $519 in grants for the year ended December 31, 2024 is mainly due to fewer active grant programs in 2024 compared to 2023.
e)

The decrease of $1,391 in tax credits is due to management’s revised estimates in 2023 of expected refundable tax credits receivables of prior years, which were adjusted upward. The tax credits related to the Battery Material Plant projects are composed of the critical and strategic mineral development provincial tax credit and the Scientific Research and Experimental Development (SR&ED) tax credit. Additionally, the decrease observed in 2024 can be attributed to the fact that the Company reached the maximum limit of $31,250 of eligible expenditures for the critical and strategic mineral development provincial tax credit early in the 2024 period.

Management Discussion and Analysis	29

GENERAL AND ADMINISTRATIVE EXPENSES

Description	December 31, 2024	December 31, 2023	Variation
	$	$	$
Wages and benefits	7,324	6,993	331
Share-based compensation (a)	2,871	2,224	647
Professional fees (b)	3,176	2,814	362
Consulting fees	2,493	2,175	318
Travelling, representation and convention	1,084	964	120
Office and administration (c)	5,370	6,848	(1,478)
Stock exchange, authorities, and communication	492	442	50
Depreciation and amortization	205	248	(43)
Loss on write-off/disposal of property, plant, and equipment (d)	1,098	5	1,093
Other financial fees	50	21	29
Grants	(46)	(30)	(16)
General and administrative expenses	24,117	22,704	1,413

a)

The increase in share-based compensation expenses of $647 for the year ended December 31, 2024 is mainly due to the change in vesting conditions starting in 2023 for options granted to officers and directors, which are now split into two annual tranches, compared to immediate vesting in 2022. As a result, there is a portion of the vesting expense of the 2023 options granted to key management personnel in fiscal year 2024. This increase is partially offset by a lower fair value of the options granted in 2024 compared to 2023, due to a lower strike and stock price.

b)

The increase in professional fees of $362 for the year ended December 31, 2024 is mostly due to legal fees attributable to the warrants granted in the private placement with GM and Panasonic completed in February 2024, the private placement with Mitsui and Pallinghurst completed in May 2024, and the private placement with IQ and CGF completed in December 2024. Additionally, the company incurred additional legal fees related to the negotiation of the impact and benefit agreement with the Atikamekw First Nation of Manawan, signed in December 2024.

c)	The decrease in office and administration fees of $1,478 for the year ended December 31, 2024 is mainly due to lower Director & Officer insurance fees.
d)

The increase of $1,093 of the loss on write-off/disposal of property, plant, and equipment for the year ended December 31, 2024, is related to the demolition of several cottages within the mine site impact radius (as identified in the Environmental and Social Impact Assessment) in August 2024.  The demolition resulted in a write-off of $1,098 in the consolidated statements of loss and comprehensive loss. The land on which these cottages were built will continue to be utilized for potential future auxiliary installations that will support the mining project.

NET FINANCIAL COSTS

The decrease of $13,876 in financial costs for the year ended December 31, 2024 is mainly due to a gain of $24,900 related to the fair value revaluation of the derivative warrant liabilities and lower interest and accretion expenses on convertible notes, following the completion of the private placement with Mitsui and Pallinghurst on May 2, 2024. The decrease is partially offset by the loss of $7,548 on the settlement of convertible notes with Mitsui and Pallinghurst, combined with a gain of $6,596 related to the fair value revaluation of the embedded derivatives of the convertible notes in 2023 (nil in 2024).

Management Discussion and Analysis	30

LIQUIDITY AND FUNDING

As at December 31, 2024, the difference between the Company’s current assets and current liabilities was $67,030, including $106,296 in cash and cash equivalents.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at December 31, 2024, all of the Company’s short-term liabilities totalling $46,976 ($65,608 as at December 31, 2023) have contractual maturities of less than one year, except for the Derivative warrants liabilities, which are recorded in short-term liabilities due to their conversion features. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

			As at December 31, 2024
	Carrying	Contractual	Year	Year	2027 and
	amount	cash flows	2025	2026	Onward
Accounts payable and other	13,642	13,642	13,642	—	—
Lease liabilities	1,710	1,955	548	370	1,037
Borrowings	1,014	1,125	300	300	525
Convertible Notes – Host[i]	16,240	17,986	17,986	—	—

[i]The Convertible Notes are translated at the spot rates as of December 31, 2024

For the year ended December 31, 2024, the Company had an average monthly cash expenditure rate of approximately $5,501 including additions to property, plant and equipment, deposits to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flows from operating activities in future periods at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

Cash flows provided by (used in)	December 31, 2024	December 31, 2023
	$	$
Operating activities before the net change in working capital items	(50,448)	(41,593)
Net change in working capital items	(1,505)	2,078
Operating activities	(51,953)	(39,515)
Investing activities	(14,055)	(10,073)
Financing activities	135,463	26,286
Effect of exchange rate changes on cash and cash equivalents	509	(290)
Increase (decrease) in cash and cash equivalents	69,964	(23,592)

OPERATING ACTIVITIES

For the year ended December 31, 2024, cash outflows from operating activities totalled $51,953, compared to $39,515 of cash outflows for the same period in 2023. The cash outflows were higher due to a greater net loss, as described in the above sections, when excluding non-cash items.

Management Discussion and Analysis	31

INVESTING ACTIVITIES

For the year ended December 31, 2024, cash used in investing activities totalled $14,055, whereas for the same period in 2023, they totalled $10,073. The variance is mainly due to continued progress and investments in property, plant, and equipment in 2024 for both the Phase-2 Matawinie Mine and the Phase-2 Bécancour Battery Material Plant, combined with higher grants cashed in connection with the coating demonstration plant in 2023.

FINANCING ACTIVITIES

For the year ended December 31, 2024, the Company had net cash receipts related to financings of $135,463 whereas, for the same period in 2023, cash inflows related to financing activities were of $26,286. The variance is mainly due to the closing of the private placement with GM and Panasonic for gross proceeds of $67,870 in February 2024, combined with the closing of the private placement with CGF and IQ for gross proceeds of $71,195 in December 2024.

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	December 31, 2024	December 31, 2023
	$	$
Key management compensation
Employee benefit expenses	2,189	2,212
Share-based payments	1,839	1,377
Board fees	897	880

Pallinghurst has been identified as a related party due to its influence on the Board of Directors, with two representative members on the Board, as well as its 12.03% ownership stake in the Company as at December 31, 2024.

On May 2, 2024, the Company completed a private placement with Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022. The Company issued 6,250,000 Common Shares and 6,250,000 Warrants to Pallinghurst for a total value of US$12,500. For more details on the transaction, refer to the section on financing above.

From January 1 to May 2, 2024, the Company incurred interest fees of $216 (US$160) (compared to $1,716 (US$1,271) for the year ended December 31, 2023) in relation with the convertible notes held by Pallinghurst. The Company decided to pay the interest in Common Shares to minimize cash outflow and prioritize the allocation of funds toward reaching FID.

In August 2024, the Company exercised its buyback option to repurchase 1% of the 3% net smelter royalty (“NSR”) initially issued to Pallinghurst Graphite International Limited on August 28, 2020, for a total amount of $1,869. Additionally, the Matawinie Property was also subject to a 0.2% NSR agreement, initially contracted in 2014, and transferred to Pallinghurst Bond Limited in 2023, which the Company decided to exercise its buyback option for consideration of $200. For more details on this transaction, refer to note 8 of the Company’s audited consolidated financial statements for the year ended December 31, 2024. The Company decided to exercise its buyback options for both NSRs before the buyback end date to save a significant amount in NSR costs over the project’s lifespan.

Management Discussion and Analysis	32

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

The preparation of annual financial statements in conformity with IFRS Accounting Standards requires management to apply accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is full disclosure of the Company’s critical accounting policies and accounting estimates in notes 3, 4, and 5 of the audited consolidated financial statements for the year ended December 31, 2024.

CHANGE IN ACCOUNTING POLICY

The Company adopted the amendments to IAS 1 Presentation of Financial Statements on classification of liabilities, effective for years beginning after January 1, 2024, which clarify when liabilities are classified as either current or non-current. For more details, refer to note 4 of the audited consolidated financial statements

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 27 of the audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 29 of the audited consolidated financial statements.

CAPITAL STRUCTURE

As at March 25, 2025
Common shares	152,261,189
Options	7,807,500
Warrants	83,432,538
Warrants - Convertible Notes	2,500,000
Convertible Notes	2,500,000
Other reserves - settlement of interests on Convertible Notes	1,161,317
Fully diluted	249,662,544

SUBSEQUENT EVENTS TO DECEMBER 31, 2024

There are no subsequent events.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company have designed, or caused to be designed disclosure controls and procedures ("DC&P") under their supervision, to provide reasonable assurance that material information pertaining to the Company is promptly communicated to Management, particularly during the preparation of the annual filings. These procedures ensure that information required to be disclosed by the Company in

Management Discussion and Analysis	33

its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and CFO of the Company have evaluated, or caused to be evaluated under their supervision, the design and operating effectiveness of the Company's DC&P as defined in National Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings (“52-109”) respecting Certification of Disclosure in Issuer's Annual Filings as at December 31, 2024, and have concluded that such DC&P were designed and operating effectively.

Internal Control over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

As at December 31, 2024, there has not been any material change to internal controls over financial reporting for the period which have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's internal controls over financial reporting. As of December 31, 2024, the CEO and CFO have each concluded that the Company's internal controls over financial reporting, as defined in Regulation 52-109, are effective to achieve the purpose for which they have been designed. The CEO and CFO have signed form 52‐109F1, Certification of Annual Filings, which can be found on SEDAR+ at www.sedarplus.ca.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable, and not absolute, assurance with respect to the reliability of the financial reporting and financial statements preparation. Accordingly, management, including the CEO and CFO, does not expect that the internal controls over financial reporting of the Company will prevent or detect all errors and all frauds. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The control framework used to evaluate the effectiveness of the design and operation of the Company's internal controls over financial reporting is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov.). These documents and other information about NMG may also be found on our website at www.nmg.com.

March 31, 2025

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, géo.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	34